UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and OriginGPS Partner to Deliver the Industry’s Smallest 2G to 4G GNSS Solution for IoT Devices

Sierra Wireless cellular modules combined with OriginGPS GNSS modules offer best-in-class performance with maximum interoperability in a miniaturized footprint

VANCOUVER, Canada & AIRPORT CITY, Israel--(BUSINESS WIRE)--June 9, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and OriginGPS, a leading manufacturer of miniature Global Navigation Satellite System (GNSS) modules, today announced a partnership to deliver the industry’s smallest integrated 2G to 4G cellular and GNSS modules solution. It offers a miniaturized footprint that is one third smaller than other solutions and is targeted at the growing IoT devices market. OriginGPS and Sierra Wireless will demonstrate the solution at the 4th annual Sierra Wireless Innovation Summit, on June 14, in Paris, France.

According to ABI Research, worldwide GPS IC shipments by region will grow with a CAGR of 5.6 percent, reaching 2.3 billion by 2020. “While handsets and navigation systems represent the largest segments of the GNSS market today, products that provide location-based services, such as asset and people tracking, wearables, action cameras and dash cams, and insurance telematics applications, will drive demand forward,” said Dominique Bonte, Managing Director and VP, ABI Research. “Device manufacturers will increasingly be looking for solutions that enable a global design, reduce power and footprint, and provide high accuracy positioning data which partnerships like the one between Sierra Wireless and OriginGPS will be able to provide.”

The reference design, which is available worldwide for free and was designed by AcalBFi, combines Sierra Wireless AirPrime® HL Series embedded wireless modules with the OriginGPS Multi Spider (ORG4572) GNSS module that supports GPS and GLONASS. The design is ideal for applications that require minimal power consumption and ultra-small form factors in markets such as wearables and IoT tracking, while ensuring high performance. The combined solution provides device manufacturers with the ability to serve different regions, across 2G, 3G and 4G network technologies with a single common footprint design and an easy migration path from GPS to multi-GNSS. To reach the highest integration level and shorten the time to market, GNSS modules are also available with an optional integrated antenna.

“As the leading supplier of cellular IoT modules, we’re always working to ensure that our embedded solutions portfolio aligns with our customers’ application requirements,” said Dan Schieler, SVP & GM, OEM Solutions, Sierra Wireless. “By partnering with OriginGPS, we’re providing the most compact bundle of cellular and GNSS modules, with a strong time to market advantage in this growing market.”

“The combination of OriginGPS performance and ultra-small size with Sierra Wireless cellular IoT expertise has already resulted in a plug and play solution that will allow developers to bring the smallest, most power-efficient, global solutions to market quickly,” said Gal Jacobi, CEO, OriginGPS. “I’m excited to see the product advancements that will result from this partnership and the new IoT possibilities it will create.”

Sierra Wireless AirPrime HL Series modules are the smallest embedded wireless modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, 4G LTE and future LPWA technologies. The HL Series uses the CF3™ form factor from Sierra Wireless, which is footprint compatible across product lines and network technologies and will remain fully interchangeable with future versions of the modules, including those for LPWA networks when they become available. LTE-M technology is expected to provide a highly efficient cellular LPWA technology option for smart metering and smart grid applications, with lower radio-frequency complexity, significantly reduced power consumption, and better in-building signal penetration.

To view AcalBFi reference design for the OriginGPS and Sierra Wireless’ solution, click here.

For more information about OriginGPS GNSS modules, visit www.origingps.com.

For more information about Sierra Wireless HL Series modules, visit AirPrime HL Series embedded modules.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About OriginGPS

OriginGPS is a world-leading designer, manufacturer and supplier of miniaturized GNSS modules (“Spider” family), antenna modules (“Hornet” family) and antenna solutions. OriginGPS introduces unparalleled sensitivity and noise immunity by incorporating its proprietary Noise Free Zone technology for faster position fix and navigation stability even under challenging satellite signal conditions. For more information, contact: marketing@origingps.com or visit us at www.origingps.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime and AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Acal BFi

Acal BFi is a European leader in advanced technology solutions, providing engineering, design, manufacturing and custom services. We are the only supplier with an infrastructure to deliver a broad complementary range of specialist products and bespoke solutions across Europe. The company is part of the Acal PLC Group, which has two divisions: Design & Manufacturing and Custom Distribution and majority of its sales comes from products and solutions which are created uniquely for a customer. Acal works across a range of technologies, namely Power and Magnetics; Communications and Sensors; Electromechanical; Imaging and Photonics; and Embedded Computers & Displays. For more information, please visit www.acal.co.uk

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
OriginGPS - Media
March Communications
James Gerber, +1-617-960-9875
origingps@marchcomms.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 9, 2016